 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-158005, 333-57470, and 333-136919) on Form S-8 of Acxiom Corporation, of our report dated June 27, 2016, with respect to the statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Acxiom Corporation Retirement Savings Plan.

KPMG LLP

Dallas, Texas
June 27, 2016